The relief described hereinbelow is SO ORDERED.

Signed May 20, 2009.



_____
Ronald B. King
United States Chief Bankruptcy Judge

**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF TEXAS
SAN ANTONIO DIVISION**

In re:	§ § §	**CHAPTER 11 CASE**
TXCO RESOURCES INC., *et al.,*	§ §	**CASE NO. 09-51807**
Debtors.	§ §	**Jointly Administered**

**INTERIM ORDER ON MOTION FOR ORDER UNDER 11 U.S.C. §§ 105, 362 AND 541
ESTABLISHING NOTIFICATION AND HEARING PROCEDURES
<u>FOR TRADING IN EQUITY SECURITIES</u>**

Come on for consideration the Debtors' Motion for Order Under 11 U.S.C. §§ 105, 362

and 541 Establishing Notification and Hearing Procedures for Trading in Equity Securities (the

"Motion"[1]). The Court finds that (i) it has jurisdiction over the matters raised in the Motion

pursuant to 28 U.S.C. §§ 157 and 1334; (ii) this is a core proceeding pursuant to 28 U.S.C.

§ 157(b)(2); (iii) the relief requested in the Motion is in the best interests of the Debtors, their

estates and their creditors; (iv) proper and adequate notice of the Motion has been given and that

no other or further notice is necessary; (v) all objections to the Motion have been resolved by this

---

[1] Capitalized terms unless otherwise defined herein shall have the same meaning as ascribed to them in the Motion.